                                              Filed pursuant to Rule 424 (b) (2)
                                              Registration No. 033-51117
PROSPECTUS SUPPLEMENT

(To Prospectus Dated December 10, 1997)

                                  $200,000,000

                           Bausch & Lomb Incorporated
                             6 3/4% NOTES DUE 2004
                            ------------------------
                    Interest payable June 15 and December 15

                            ------------------------

THE NOTES WILL BE REDEEMABLE IN WHOLE OR IN PART, AT THE OPTION OF BAUSCH & LOMB
  INCORPORATED, AT ANY TIME, AT A REDEMPTION PRICE EQUAL TO THE GREATER OF (I) 100% OF THEIR PRINCIPAL AMOUNT AND (II) THE SUM OF THE PRESENT VALUE OF THE
REMAINING SCHEDULED PAYMENTS OF PRINCIPAL AND INTEREST THEREON DISCOUNTED TO THE DATE OF REDEMPTION ON A SEMIANNUAL BASIS (ASSUMING A 360-DAY YEAR CONSISTING OF
 TWELVE 30-DAY MONTHS) AT THE TREASURY YIELD (AS DEFINED HEREIN) PLUS 10 BASIS POINTS, PLUS IN EACH CASE ACCRUED INTEREST TO THE DATE OF REDEMPTION. THE NOTES
  HAVE NO SINKING FUND PROVISIONS. THE NOTES MATURE ON DECEMBER 15, 2004. THE NOTES WILL BE REPRESENTED BY A GLOBAL NOTE REGISTERED IN THE NAME OF THE NOMINEE
 OF THE DEPOSITORY TRUST COMPANY ("DTC"), WHICH WILL ACT AS THE DEPOSITARY (THE
  "DEPOSITARY"). BENEFICIAL INTERESTS IN THE GLOBAL NOTE WILL BE SHOWN ON, AND
   TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY THE
    DEPOSITARY AND, WITH RESPECT TO THE BENEFICIAL OWNERS' INTERESTS, BY THE DEPOSITARY'S PARTICIPANTS. EXCEPT AS DESCRIBED IN THIS PROSPECTUS SUPPLEMENT,
NOTES IN DEFINITIVE FORM WILL NOT BE ISSUED. SETTLEMENT FOR THE NOTES WILL BE IN
        SAME-DAY FUNDS. SEE "DESCRIPTION OF NOTES -- BOOK-ENTRY SYSTEM."
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
                   PRICE 99.862% AND ACCRUED INTEREST, IF ANY

                            ------------------------

                                                            UNDERWRITING
                                           PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                          PUBLIC(1)         COMMISSIONS(2)      COMPANY(1)(3)
                                         ------------       -------------       ------------
Per Note.............................      99.862%             .625%              99.237%
Total................................    $199,724,000        $1,250,000         $198,474,000

------------
    (1) Plus accrued interest, if any, from December 15, 1997.
    (2) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933.
    (3) Before deducting expenses payable by the Company estimated at $100,000.

                            ------------------------
     The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about December 15, 1997 through the book-entry facilities of the Depositary against payment therefor in immediately available funds.
                            ------------------------
MORGAN STANLEY DEAN WITTER
                  CHASE SECURITIES INC.
                                    CITICORP SECURITIES, INC.
                                                  J.P. MORGAN & CO.
December 10, 1997

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
PROSPECTUS SUPPLEMENT
Use of Proceeds.......................................................................   S-3
Ratio of Earnings to Fixed Charges....................................................   S-3
Recent Developments...................................................................   S-3
Description of Notes..................................................................   S-4
Underwriting..........................................................................   S-7
PROSPECTUS
Available Information.................................................................     2
Incorporation of Certain Documents by Reference.......................................     2
The Company...........................................................................     3
Use of Proceeds.......................................................................     3
Description of Debt Securities........................................................     4
Plan of Distribution..................................................................     8
Validity of Offered Debt Securities...................................................     9
Experts...............................................................................     9

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Notes are estimated at $198,374,000 after the deduction of the underwriting discount and of the estimated expenses payable by the Company. The Company intends to use a portion of the net proceeds of this offering for the repayment of maturing debt and the balance for general corporate purposes, including additions to working capital.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table represents the Company's ratio of earnings to fixed charges for the periods shown.

                                                           YEAR ENDED DECEMBER 31,
             NINE MONTHS ENDED                --------------------------------------------------
             SEPTEMBER 27, 1997                1996       1995       1994       1993       1992
--------------------------------------------  ------     ------     ------     ------     ------
                    3.26                       4.16       5.46       3.71       7.06       9.31

     For the purpose of this ratio: (1) earnings consist of income before fixed charges and income taxes for the Company and (ii) fixed charges consist of interest and debt expense on all indebtedness (without reduction for interest capitalized) and that portion of rental payments on operating leases estimated to represent an interest factor for the Company.

                              RECENT DEVELOPMENTS

LITIGATION UPDATE

     In its 1996 Annual Report on Form 10-K, the Company described shareholder actions commenced in June 1994 against the Company and several officers. On November 14, 1997, the Company entered into a memorandum of understanding with the attorneys representing the purported class of purchasers of Bausch & Lomb common stock from December 13, 1993 through January 25, 1995. Bausch & Lomb agreed to pay $42 million to resolve these claims. The parties have agreed to work out the specific terms of the settlement during the ninety days following execution of the memorandum of understanding. Once the detailed terms of the settlement agreement are finalized between Bausch & Lomb and the attorneys for the shareholders, the agreement will be submitted to the court for approval and notice of the specific terms will be provided to potential members of the class.

     In its 1996 Annual Report on Form 10-K, the Company discussed a continuing investigation by the Securities and Exchange Commission regarding the Company's accounting treatment of a fourth quarter 1993 sales program initiated by the Contact Lens Division and of sunglass sales in its Asia Pacific Division in the period from late 1992 through early 1994. On November 17, 1997, the Company confirmed that it had entered into an administrative Consent Order with the SEC, finally resolving the investigation. The Consent Order requires that the Company cease and desist from committing or causing any violation and any future violation of certain provisions of the Exchange Act and the rules promulgated thereunder.

CHANGES IN LONG TERM DEBT RATINGS

     In its Quarterly Report on Form 10-Q for the quarterly period ended September 27, 1997, the Company reported that following the announcement of pending acquisitions by the Company of Chiron Vision Corporation and Storz Instrument Company, both Standard & Poor's and Moody's Investor Service placed the Company's long term debt ratings under review for possible downgrade. The Company has been notified by each rating service that their review has been completed, the result being that the Company's long-term debt has been downgraded by Standard & Poor's to BBB and by Moody's Investor Service to Baa2.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to herein as the "Notes" and in the Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference to the Indenture referred to in the Prospectus.

GENERAL

     The Notes will be limited to $200,000,000 in aggregate principal amount. The Notes will be issued in denominations of $1,000 and integral multiples of $1,000, will bear interest from December 15, 1997, at the annual rate set forth on the cover page of this Prospectus Supplement, and will mature on December 15, 2004. Interest will be payable semi-annually on June 15 and December 15, commencing June 15, 1998 to the holders of record of the Notes on the preceding June 1 and December 1, respectively. The Notes will be issued in book-entry form.

OPTIONAL REDEMPTION

     The Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 10 basis points, plus in each case accrued interest to the date of redemption.

     "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated, Chase Securities Inc., Citicorp Securities, Inc. and J.P. Morgan Securities Inc.; provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     Holders of Notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

     The Notes have no sinking fund provisions.

BOOK-ENTRY SYSTEMS

     The Notes will be issued in fully registered form in the name of Cede & Co., as nominee of DTC. A fully registered certificate will be issued as a Global Note for the Notes in the aggregate principal amount of the Notes. Such Global Note will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" under the New York Banking Law, a member of the Federal Reserve Systems, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership of interest of each actual purchaser of Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct and Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Global Note. Under its usual procedures DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on the record date (identified in the listing attached to the Omnibus Proxy).

     Principal and interest payments on the Global Note will be made to DTC. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will credit immediately Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on DTC's records. The Company also expects that payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Company or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

     DTC may discontinue providing its service as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. In addition, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, if a successor securities depositary is not obtained, Note certificates in fully registered form are required to be printed and delivered to Beneficial Owners of the Global Notes representing such Notes.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable (including DTC), but the Company takes no responsibility for the accuracy thereof.

     Neither the Company, the Trustee nor the Underwriters will have any responsibility or obligation to Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Participant with respect to any ownership interest in the Notes, or payments to, or the providing of notice to Participants or Beneficial Owners.

     The Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in the Notes will, therefore, settle in immediately available funds. All applicable payments of principal and interest on the Notes issued as a Global Note will be made by the Company in immediately available funds.

     For other terms of the Notes, see "Description of Debt Securities" in the accompanying Prospectus.

DEFEASANCE

     The Notes will be subject to defeasance and to covenant defeasance as described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the Prospectus.

                                  UNDERWRITING

     Under the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of the Notes set forth opposite their respective names below:

                                                                           PRINCIPAL AMOUNT
                                    NAME                                       OF NOTES
    ---------------------------------------------------------------------  ----------------
    Morgan Stanley & Co. Incorporated....................................    $ 92,000,000
    Chase Securities Inc. ...............................................      36,000,000
    Citicorp Securities, Inc. ...........................................      36,000,000
    J.P. Morgan Securities Inc. .........................................      36,000,000
                                                                            -------------
              Total......................................................    $200,000,000
                                                                            =============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.

     The Underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
 .375% the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Affiliates of certain of the Underwriters are lenders to the Company. In addition, certain of the Underwriters or their affiliates participate on a regular basis in various general financing and banking transactions for the Company and its affiliates.

     The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time by the Underwriters at their sole discretion. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Notes.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering of the Notes, creating a short position in the Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, the Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

PROSPECTUS

                                  $300,000,000

                           Bausch & Lomb Incorporated

                                DEBT SECURITIES

                            ------------------------

     Bausch & Lomb Incorporated (the "Company" or "Bausch & Lomb") may offer from time to time its debt securities, consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series (the "Debt Securities"), having an aggregate initial offering price of up to $300,000,000 (or, if the Debt Securities are denominated or payable in a foreign or composite currency or currencies, the equivalent value thereof at the time of the offering) on terms determined by market conditions at the time of sale.

     The Debt Securities may be sold directly, through agents designated from time to time, to or through underwriting syndicates led by one or more managing underwriters, or to or through one or more underwriters acting alone. If any agents of the Company, or any underwriters, are involved in the sale of the Offered Debt Securities (as defined below), the name of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement (as defined below). The net proceeds to the Company from such sale will also be set forth in the Prospectus Supplement. Any underwriters, dealers, or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933.

     When a particular series of Debt Securities is offered, a supplement to this Prospectus ("Prospectus Supplement") will be delivered together with this Prospectus. The Prospectus Supplement will set forth, as applicable with respect to the Debt Securities being offered (the "Offered Debt Securities"): the specific title; the aggregate principal amount; maturity; authorized denominations; interest rate or rates (which may be fixed or variable) and time of payment of interest, if any; initial public offering price or purchase price; any terms for redemption or early repayment; the currency or currencies (including composite currencies) in which the Offered Debt Securities are denominated or payable, if other than U.S. dollars; any other special terms and the names of the underwriters, dealers, or agents, if any, for the Offered Debt Securities, together with the terms of offering of the Offered Debt Securities.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

The date of this Prospectus is December 10, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and its regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048, or from the Commission's worldwide web site at http://www.sec.gov. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of such Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Debt Securities and the Company, reference is made to the Registration Statement.

     The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996 and the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 29, 1997, June 28, 1997 and September 27, 1997, filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") are incorporated by reference.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein or contained in the accompanying Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     Upon written or oral request, the Company will provide without charge to each person to whom a copy of this Prospectus is delivered a copy of any and all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Investor Relations Department, Bausch & Lomb Incorporated, One Bausch & Lomb Place, Rochester, New York 14604, telephone (716) 338-6025.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  THE COMPANY

     Bausch & Lomb Incorporated is a world leader in the development, manufacture and marketing of products and services for the eye care and healthcare fields. Its core businesses include soft and rigid gas permeable contact lenses, lens care products, premium sunglasses and ophthalmic pharmaceutical products. Founded in 1853 in Rochester, N.Y., where it continues to have its headquarters, the Company has annual revenues of approximately $2 billion and employs over 13,000 people in 35 countries. Bausch & Lomb products are available in more than 100 countries around the world.

     Except where the context otherwise requires, the term "Company" includes Bausch & Lomb Incorporated and its subsidiaries. The Company's executive offices are located at One Bausch & Lomb Place, Rochester, New York 14604, telephone number (716) 338-6000.

                                USE OF PROCEEDS

     Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the Company's general funds and will be used for general corporate purposes, including additions to working capital and capital expenditures. Pending such use, the Company plans to invest the proceeds in marketable securities.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     The Debt Securities are to be issued under an Indenture, dated as of September 1, 1991 (the "Indenture"), between the Company and Citibank, N.A., as Trustee (the "Trustee"), a copy of which is an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, such Sections or defined terms are incorporated herein by reference.

GENERAL

     The Debt Securities will be unsecured obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     The Indenture does not limit the aggregate principal amount of the debt securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

     Reference is made to the Prospectus Supplement for the following terms or additional provisions of the Offered Debt Securities: (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (iv) the date or dates on which the principal of the Offered Debt Securities will be payable; (v) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, if any; (vi) the date or dates from which such interest, if any, on the Offered Debt Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the regular dates for any such interest payment dates; (vii) any provision relating to the mandatory or optional redemption of the Offered Debt Securities;
(viii) the place or places at which the Company will make payment of principal of and any premium and interest on the Offered Debt Securities and the method of such payment; (ix) the person to whom any interest on any Offered Debt Security will be payable, if other than the person in whose name that Offered Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (x) if other than U.S. dollars, the currency (including composite currencies) in which payment of principal of and any premium and interest on the Offered Debt Securities shall be payable; (xi) any currency (including composite currencies) other than the stated currency of the Offered Debt Securities in which the principal of and any premium and interest on the Offered Debt Securities may, at the election of the Company or the Holders, be payable, and the periods within which, and terms and conditions upon which, such election may be made; (xii) if the amount of payments of principal of and any premium and interest on the Offered Debt Securities may be determined with reference to an index, the manner in which such amounts shall be determined; (xiii) the right of the Company to defease the Offered Debt Securities or certain restrictive covenants and certain Events of Default under the Indenture; (xiv) whether the Offered Debt Securities will be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Security of Global Securities; (xv) any restrictive covenants, Events of Default, or other terms relating to the Offered Debt Securities in addition to those described herein; and (xvi) any other specific terms of the Offered Debt Securities.

     Principal and any premium or interest will be payable, and the Debt Securities will be transferable, at the Place of Payment designated for such Debt Securities (Sections 305 and 1002); provided that the payment of any interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto as it appears on the Security Register.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. (Section
302) No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or governmental charge payable in connection therewith. (Section
305)

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a discount (which may be substantial) below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof following the occurrence of an Event of Default and the continuation thereof. (Section 101)

SUBSIDIARIES

     The term "Subsidiary" is defined as a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. The term "Significant Subsidiary" has the meaning specified in Article I, sec.210.1-02(v) of Regulation S-X of the Securities and Exchange Commission as in effect on September 1, 1991.

LIMITATION UPON SECURED DEBT OF THE COMPANY AND ITS SIGNIFICANT SUBSIDIARIES

     If the Company or any Significant Subsidiary incurs, issues, assumes, guarantees or suffers to exist any Debt secured by a Mortgage on any property of the Company or any Significant Subsidiary, or on any shares of stock or Debt of any Significant Subsidiary, the Company will secure or cause such Significant Subsidiary to secure the Debt Securities equally and ratably with (or, at the Company's option, prior to) such secured Debt, for as long as such secured Debt is so secured, unless the aggregate amount of all such secured Debt plus all Attributable Debt of the Company and its Significant Subsidiaries in respect of sale and leaseback transactions (other than those exempt under clause (b) under "Limitation Upon Sale and Leaseback Transactions" below), would not exceed 10% of Consolidated Net Tangible Assets. (Section 1008) This restriction will not apply to, and there will be excluded from secured Debt in any computation under such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock of or Debt of, any corporation existing at the time such corporation becomes a Significant Subsidiary, (b) Mortgages in favor of the Company or any Significant Subsidiary, (c) Mortgages in favor of any governmental bodies to secure progress, advance or other payments, (d) Mortgages on property (including leasehold estates), shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money and construction Mortgages which are created or for which commitments are received within specified time limits, and (e) within certain limitations, any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) through (d), inclusive. (Section 1008) "Attributable Debt" means the total net amount of rent required to be paid during the remaining term of any lease, discounted at a rate per annum equal to the weighted average interest rate, or yield to maturity in the case of an Original Issue Discount Security, borne by all the Outstanding Securities compounded semi-annually. (Section 101) "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any thereof constituting Funded Debt, as defined below, by reason of being renewable or extendable) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, as set forth on the Company's most recent consolidated balance sheet. (Section 101)

LIMITATION UPON SALE AND LEASEBACK TRANSACTIONS

     Sale and leaseback transactions (except such transactions involving leases for less than three years) by the Company or any Significant Subsidiary are prohibited unless (a) the Company or Significant Subsidiary would be entitled to incur Debt secured by a Mortgage on the assets to be leased in an amount at least equal to the Attributable Debt in respect of such transaction without equally and ratably securing the Debt Securities, or (b) the proceeds of the sale or transfer of the assets to be leased are at least equal to their fair market value and, within 120 days after the sale or transfer, the proceeds are applied to the purchase or acquisition (or, in the case of real property, the construction) of assets or to the retirement of Funded Debt. (Section 1009) "Funded Debt" means indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendable beyond 12 months at the option of the borrower. (Section 101)

MERGER AND CONSOLIDATION

     The Company may consolidate with, or sell or convey all or substantially all of its assets to, or merge with or into any other corporation, provided that in any such case, (i) either the Company shall be the continuing corporation, or the successor corporation shall be a corporation organized and existing under the laws of the United States of America or a State thereof and such successor corporation shall expressly assume the due and punctual payment of the principal of and interest on all the Debt Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by the Company, and (ii) the Company or such successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition. (Section 801) If, after giving effect to any such consolidation or merger of the Company with or into any other corporation, or after giving effect to any sale or conveyance of the property of the Company as an entirety or substantially as an entirety to any other corporation, the corporation formed by or resulting or surviving therefrom or which shall have received such property would have outstanding any Debt secured by any Mortgage on any property of the Company or any Significant Subsidiary, or any shares of stock or Debt of any Significant Subsidiary, which such Debt could not at such time be incurred by such corporation under Section 1008 of the Indenture without equally and ratably securing the Securities, the Company, prior to such consolidation, merger, sale or conveyance, will secure the Securities Outstanding under the Indenture, equally and ratably with (or prior to) the Debt secured by such Mortgage in the manner described in Section 1008 of the Indenture. (Section 803)

EVENTS OF DEFAULT

     With respect to Debt Securities of any series, the following will be Events of Default under the Indenture: (a) default in the payment of any interest on a Debt Security of that series when due, continued for 30 days; (b) default in the payment of principal of (or premium, if any, on) a Debt Security of that Series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) default in the performance of any other covenant by the Company (other than a covenant included in the Indenture solely for the benefit of series of Debt Securities other than that series), continued for 60 days after written notice to the Company by the Trustee or to the Trustee and the Company by Holders of at least 10% of the principal amount of Outstanding Debt Securities of such series; (e) acceleration of any indebtedness for money borrowed in excess of $10,000,000 by the Company as the result of a default under the terms of the instrument under which such indebtedness is or may be issued, or by which it may be secured or evidenced, if such acceleration is not rescinded or annulled, or such indebtedness not discharged, within 10 days after written notice to the Company by the Trustee or to the Trustee and the Company by the Holders of at least 10% of the principal amount of Outstanding Debt Securities of such series; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or discretion of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series. (Section 512)

     If an Event of Default with respect to Debt Securities of any series shall occur and be continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms of that series) of all of the Debt Securities of that series to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders). Upon such declaration, such principal amount (or specified amount), plus any interest accrued on such Debt Securities to the date of declaration, shall become immediately due and payable. Upon payment (i) of (A) such principal amount and (B) such interest and (ii) of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company's obligations in respect of the payment of principal of and interest on such Debt Securities shall terminate. At any time after such declaration of acceleration with respect to the Debt Securities of any series, but before a judgment or decree based on such declaration has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such declaration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502)

     No Holder of any Debt Security will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for enforcement of payment of the principal of or interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1004)

MODIFICATION, AMENDMENT OR WAIVER

     With certain limited exceptions, modifications and amendments of the Indenture may not be made by the Company and the Trustee without the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected thereby, provided that without the consent of each Holder of Debt Securities affected thereby no such modification or amendment may (1) change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security; (2) reduce the principal amount of, or the rate of interest on, or any premium payable upon the redemption of, any Debt Security; (3) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the maturity thereof; (4) change the place or currency of payment of principal of, or interest or premium, if any, on, any Debt Security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the stated maturity thereof (or redemption date thereof, if applicable); (6) reduce the percentage in principal amount of the Outstanding Debt Securities of any series the consent of whose Holders is required for any supplemental indenture or waiver provided for in the Indenture; or (7) modify the foregoing requirements except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby. (Sections 901 and 902)

     Compliance with certain covenants (including those referred to above relating to restrictions on secured debt and on sales and leasebacks) may be waived with respect to the Debt Securities of any series, either generally or in a specific instance, before the time for compliance with such covenants, by the Holders of at least a majority in principal amount of the Outstanding Securities of that series. (Section 1010) The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the Indenture with respect to such series, except a default in the payment of principal (or premium, if any) or interest or a default in respect of those covenants or provisions of the Indenture which cannot be modified without the consent of each Holder of Outstanding Securities of such series affected. (Section 513)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that, if provision therefor is made with respect to the Debt Securities of any series pursuant to Section 301 of the Indenture, the Company may elect either (A) to defease and be discharged from any and all obligations with respect to such Debt Securities (except from the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance") or (B) to be released from its obligations with respect to such Debt Securities under Sections 501(5), 1008 and 1009 of the Indenture (being the cross-default provision described in clause (e) under "Events of Default" and the restrictions described under "Limitation Upon Secured Debt of the Company and its Significant Subsidiaries" and "Limitation Upon Sale and Leaseback Transactions", respectively) ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. In the case of defeasance, the Holders of such Debt Securities are entitled to receive payments in respect of such Debt Securities solely from such trust. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. (Article Thirteen)

CONCERNING THE TRUSTEE

     Citibank, N.A. will act as Trustee under the Indenture. The Company receives a variety of banking services from Citibank, including unconfirmed credit lines, cash management services, foreign currency trading arrangements and domestic and international factoring of accounts receivable. Citibank also provides certain banking services to the Company's foreign subsidiaries.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters to be designated from time to time and also may sell Debt Securities directly to other purchasers or through agents, or broker-dealers, including broker-dealers acting as principals. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters, if any, to purchase the Offered Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Offered Debt Securities if any are purchased.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices. The Prospectus Supplement describes the method of distribution of the Offered Debt Securities.

     The Debt Securities are a new issue of securities with no established trading market. It has not presently been established whether the underwriter(s), if any, of the Debt Securities will make a market in such securities. If a market in the Debt Securities is made by such underwriter(s), such market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debt Securities.

     In connection with the sales of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation will be described, in the Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

     If so indicated in the Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company's agent to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others.

                      VALIDITY OF OFFERED DEBT SECURITIES

     Certain legal matters in connection with the Notes will be passed upon for the Company by Robert B. Stiles, Vice President and General Counsel of the Company and for the Underwriters by Davis Polk & Wardwell, New York, New York. Mr. Stiles owns approximately 3,926 shares of the Company's Common Stock and also has exercisable options to purchase an additional 19,691 shares of the Company's Common Stock. Pursuant to its By-laws, the Company is required to indemnify Mr. Stiles to the fullest extent permitted by New York law against any expenses actually and reasonably incurred by him in connection with any action, suit or proceeding in which he is made party by reason of his being an officer of the Company. The Company also maintains directors' and officers' liability insurance under which Mr. Stiles is insured against certain expenses and liabilities.

                                    EXPERTS

     The financial statements and financial statement schedules incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 28, 1996 have been so incorporated in reliance on the reports of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.